UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

__________________________________________________
Intelsat S.A.
(Name of Issuer)
Common Shares, nominal value $0.01 per share
(Title of Class of Securities)
L5140P101
(CUSIP number)
Jennifer M. Pulick
General Counsel
Cyrus Capital Partners, L.P.
65 East 55th Street, 35th Floor
New York, New York 10022
(212) 380-5800
(Name, address and telephone number of person authorized to receive notices and communications)
May 13, 2020
(Date of event which requires filing of this statement)

 __________________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L5140P101
1	NAME OF REPORTING PERSON Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,766,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,766,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 142,085,774 Common Shares of Intelsat S.A. (the “Issuer”) outstanding as of April 1, 2020, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on April 28, 2020.

CUSIP No. L5140P101

1	NAME OF REPORTING PERSON Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,766,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,766,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 142,085,774 Common Shares of the Issuer outstanding as of April 1, 2020, as reported in the Issuer’s Proxy Statement filed with the SEC on April 28, 2020.

CUSIP No. L5140P101
1	NAME OF REPORTING PERSON Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,766,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,766,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 142,085,774 Common Shares of the Issuer outstanding as of April 1, 2020, as reported in the Issuer’s Proxy Statement filed with the SEC on April 28, 2020.

Amendment No. 1 to Schedule 13D
The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission by Cyrus Capital Partners, L.P. (“Cyrus Capital Partners”), Cyrus Capital Partners GP, L.L.C. (“Cyrus Capital GP”), and Stephen C. Freidheim (collectively, the “Reporting Persons”) on May 4, 2020. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
ITEM 4. Purpose of Transaction.
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
As previously disclosed, the Reporting Persons submitted a Letter to the Board on April 30, 2020.  The Reporting Persons and their representatives have communicated and going forward plan to further communicate with the Issuer’s management and Board regarding the topics contained in the Letter and discuss with the Issuer’s management and the Board potential transactions, including financing transactions/debtor-in-possession financing transactions that could facilitate certain of the steps the Reporting Persons recommended that the Board undertake in the Letter.  In addition, the Reporting Persons may engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
Item 5 of Schedule 13D is amended as follows:
The Reporting Persons beneficially own $81,290,000 principal amount of 4.50% Convertible Senior Notes due 2025 of the Issuer (the “Notes”).  The Common Shares issuable upon conversion of such Notes are not included as beneficially owned in this Schedule 13D, as amended, because the settlement of the Notes may be in cash, Common Shares or a combination of cash and Common Shares, at the election of the Issuer.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of Schedule 13D is amended as follows:
The disclosure in Item 5 is incorporated by reference herein.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 14, 2020

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM